EXHIBIT 99.1

FORM 51-102F3
Material Change Report

ITEM 1.	NAME AND ADDRESS OF COMPANY Seabridge Gold Inc. 106 Front Street East, Suite 400 Toronto, Ontario M5A 1E1
ITEM 2.	DATE OF MATERIAL CHANGE November 5, 2013
ITEM 3.	NEWS RELEASE Issued November 5, 2013 and distributed through the facilities of Marketwire (Canadian Timely Disclosure).
ITEM 4.
SUMMARY OF MATERIAL CHANGE
The Company announced the results from hole K13-34 drilled into the recently-discovered Deep Kerr deposit on the KSM Project. A 640 meter wide intercept, the widest yet drilled at Deep Kerr, returned an exceptional average copper grade of 0.85% and 0.42 g/T of gold and included a higher grade intercept of 51.2 meters of 3.07% copper and 1.47 g/T of gold, the highest grade core zone mineralization encountered to date.

Early indications are that K13-34 could have encountered an overlap of multiple mineralizing phases.  These extraordinary results point to the potential for a substantially thicker, higher-grade zone within the Deep Kerr deposit with continuity along strike to the north and at depth.

ITEM 5.	FULL DESCRIPTION OF MATERIAL CHANGE See attached news release.
ITEM 6.	RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102 Not applicable

ITEM 7.	OMITTED INFORMATION No information has been omitted on the basis that it is confidential information.

ITEM 8.	EXECUTIVE OFFICER Contact: Rudi Fronk Telephone: (416) 367-9292
ITEM 9.	DATED at Toronto, Ontario, this 5th day of November, 2013.

Seabridge Gold Inc.

Annex A

News Release

Trading Symbols:	TSX: SEA	For Immediate Release
	NYSE: SA	November 5, 2013

Seabridge Gold Drills Spectacular Intercept Within Deep Kerr Deposit at KSM
Drilling to the north, hole K13-34 intersects 640 meters of 0.85% copper and 0.42 g/T gold, including 51 meters of 3.07% copper and 1.47 g/T gold

Toronto, Canada… Seabridge Gold today announced extraordinary results from hole K13-34 drilled into the recently-discovered Deep Kerr deposit on its 100%-owned KSM Project in north western British Columbia, Canada. A 640 meter wide intercept, the widest yet drilled at Deep Kerr, returned an exceptional average copper grade of 0.85% and 0.42 g/T of gold and exhibited at its center the highest grade core zone mineralization encountered to date.

Drill holes in the northern part of the Deep Kerr system, which were completed at the end of the 2013 program, have shown increasing widths and more abundant copper minerals. Early indications are that K13-34 could have encountered the overlap of multiple mineralizing phases which had been postulated by the Seabridge geological team based upon data from previous holes.  These extraordinary results point to the potential for a substantially thicker, higher-grade zone within the Deep Kerr deposit with continuity along strike to the north and at depth. Results from the final five Deep Kerr drill holes are expected shortly. (For a drill hole location map and cross section of K13-34, see www.seabridgegold.net/DKmap6.pdf.)

Seabridge announced on August 12, 2013 that a higher-grade copper-gold core zone named Deep Kerr had been discovered beneath the Kerr porphyry deposit (see news release). A core zone discovery at Deep Kerr was the primary objective of this year’s exploration program. Five diamond core drill rigs were deployed on the Deep Kerr target during most of the field season, generating 24,000 meters of core.  Initially, the program explored the dip projection of the 1,800 meter long Kerr deposit. Preliminary evaluation of the target indicates that the strike potential of the core zone is at least 1,600 meters long, up to 300 meters wide and at least 700 meters vertically.  In August, drilling was focused on about 1,000 meters of the strike potential to generate data for an initial resource estimate. Deep Kerr remains open along strike to the north and vertically. Assay results from drill hole K-13-34 are as follows:

Hole ID	Total Depth (meters)	From (meters)	To (meters)	Thickness (meters)	Gold Grade (g/T)	Copper Grade (%)	Silver Grade (g/T)
K-13-34	1188 including including	496.0 581.0 678.5	1136.5 729.7 729.7	640.5 148.7 51.2	0.42 0.89 1.47	0.85 1.86 3.07	1.9 4.5 6.0

Drill hole K-13-34 was drilled perpendicular to the strike of the Deep Kerr zone and was intended to intersect the true width of the body.  We believe this intersection likely approximates true width but additional work and results from pending drill holes are required to confirm this interpretation.

The KSM Project contains one of the largest undeveloped gold and copper reserves in the world. Its composite intrusive complex hosts four large gold-copper porphyry deposits (Kerr, Sulphurets, Mitchell and Iron Cap) with direct genetic links to nearby epithermal vein deposits. The KSM mining district has undergone immense deformation as the rocks that host the four known porphyry deposits were bonded onto the North American continent during Cretaceous time. Seabridge has unravelled some of the complex history of the district which has led to the discovery of the Deep Kerr zone. These results are being incorporated into ongoing exploration for deep magmatic sources (known as core zones) elsewhere in the KSM district with the expectation of making additional high-grade discoveries.

Exploration activities at KSM are being conducted by Seabridge personnel under the supervision of William E. Threlkeld, Senior Vice President of Seabridge and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release. An ongoing and rigorous quality control/quality assurance protocol is being employed during the 2013 program including blank and reference standards in every batch of assays. Cross-check analyses are being conducted at a second external laboratory on 10% of the samples. Samples are being assayed using fire assay atomic adsorption methods for gold, total digestion ICP methods for other elements, and atomic adsorption methods for Cu, Ag, Mo, Pb, Zn and As on samples with >0.5% Cu, by ALS Minerals Canada Ltd. in North Vancouver, B.C.

Seabridge holds a 100% interest in several North American gold resource projects. The Company's principal assets are the KSM property located near Stewart, British Columbia, Canada and the Courageous Lake gold project located in Canada's Northwest Territories. For a breakdown of Seabridge's mineral reserves and resources by project and category please visit the Company's website at http://www.seabridgegold.net/resources.php.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This document contains "forward-looking information" within the meaning of Canadian securities legislation and "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995. This information and these statements, referred to herein as "forward-looking statements" are made as of the date of this document. Forward-looking statements relate to future events or future performance and reflect current estimates, predictions, expectations or beliefs regarding future events and include, but are not limited to, statements with respect to: (i) the potential size of the Deep Kerr core zone along strike, vertically and in width; (ii) the proximity of intercepts to true widths; (iii) the increased widths and abundance of copper minerals to the north within Deep Kerr and the potential for a substantially thicker, higher-grade zone having continuity to the north and at depth; (iv) the possibility that drilling encountered the overlap of multiple mineralizing phases; (v) the estimated amount and grade of mineral reserves and mineral resources; (v) estimates of capital costs of constructing mine facilities and bringing a mine into production, including financing payback periods; (vi) the amount of future production; and (vii) estimates of operating costs, net cash flow and economic returns from an operating mine. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "envisages", "assumes", "intends", "strategy", "goals", "objectives" or variations thereof or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking statements.

All forward-looking statements are based on Seabridge's or its consultants' current beliefs as well as various assumptions made by them and information currently available to them. These assumptions include: (i) the presence of and continuity of metals at the Project at modeled grades; (ii) the capacities of various machinery and equipment; (iii) the availability of personnel, machinery and equipment at estimated prices; (iv) exchange rates; (v) metals sales prices; (vi) appropriate discount rates; (vii) tax rates and royalty rates applicable to the proposed mining operation; (viii) financing structure and costs; (ix) anticipated mining losses and dilution; (x) metallurgical performance; (xi) reasonable contingency requirements; (xii) success in realizing proposed operations; (xiii) receipt of regulatory approvals on acceptable terms, including the necessary right of way for the proposed tunnels; and (xiv) the negotiation of satisfactory terms with impacted Treaty and First Nations groups. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Many forward-looking statements are made assuming the correctness of other forward looking statements, such as statements of net present value and internal rates of return, which are based on most of the other forward-looking statements and assumptions herein. The cost information is also prepared using current values, but the time for incurring the costs will be in the future and it is assumed costs will remain stable over the relevant period.

By their very nature, forward-looking statements involve inherent risks and uncertainties, both general and specific, and risks exist that estimates, forecasts, projections and other forward-looking statements will not be achieved or that assumptions do not reflect future experience. We caution readers not to place undue reliance on these forward-looking statements as a number of important factors could cause the actual outcomes to differ materially from the beliefs, plans, objectives, expectations, anticipations, estimates assumptions and intentions expressed in such forward-looking statements. These risk factors may be generally stated as the risk that the assumptions and estimates expressed above do not occur, but specifically include, without limitation: risks relating to variations in the mineral content within the material identified as mineral reserves or mineral resources from that predicted; variations in rates of recovery and extraction; developments in world metals markets; risks relating to fluctuations in the Canadian dollar relative to the US dollar; increases in the estimated capital and operating costs or unanticipated costs; difficulties attracting the necessary work force; increases in financing costs or adverse changes to the terms of available financing, if any; tax rates or royalties being greater than assumed; changes in development or mining plans due to changes in logistical, technical or other factors; changes in project parameters as plans continue to be refined; risks relating to receipt of regulatory approvals or settlement of an agreement with impacted First Nations groups; the effects of competition in the markets in which Seabridge operates; operational and infrastructure risks and the additional risks described in Seabridge's Annual Information Form filed with SEDAR in Canada (available at www.sedar.com) for the year ended December 31, 2012 and in the Corporation's Annual Report Form 40-F filed with the U.S. Securities and Exchange Commission on EDGAR (available at www.sec.gov/edgar.shtml). Seabridge cautions that the foregoing list of factors that may affect future results is not exhaustive.

When relying on our forward-looking statements to make decisions with respect to Seabridge, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Seabridge does not undertake to update any forward-looking statement, whether written or oral, that may be made from time to time by Seabridge or on our behalf, except as required by law.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman and CEO

For further information please contact:
Rudi P. Fronk, Chairman and CEO
Tel: (416) 367-9292   •  Fax: (416) 367-2711
Email:  info@seabridgegold.net

SEABRIDGE GOLD

KERR ZONE
Plan View and
Cross Section Index
31 Oct. 2013
421,200mE
421,600mE
422,000mE
422,400mE
N
S
A
A'
K-13-34
K-13-23C
K-13-23B
K-13-23A
K-13-23
K-13-31
K-13-30
K-13-29
K-13-24C
K-13-32A
K-13-24
K-13-24A
K-13-24B
K-13-28
K-13-28B
K-13-28B
K-13-25A
K-13-25C
K-13-25B
K-13-25
K-13-26
6,259,600mN
6,259,200mN
6,258,800mN
6,258,400mN
Conceptual
Pit Limits
(Mar. 2012)
Hole trace histograms:
Red = Au assays
Green = Cu assays
400m
Hole trace
histograms
2 g/t Au
1 % Cu
2 % Cu

SEABRIDGE GOLD
KERR ZONE
Cross Section 6259680 N
View to North
31 Oct. 2013
DDH K-13-34 Composite Assay Highlights
A
A'
K-13-33
(hole abandoned)
K-12-20
Conceptual
Pit Limits
(Mar. 2012)
Au Equivalent
Block model (g/t)
(Mar. 2012)
1200m
1000m
800m
600m
400m
200m
000m
0.34g/t Au, 0.50% Cu / 268m
Incl. 0.89g/t Au, 1.86% Cu / 148.7m
0.42g/t Au, 0.85% Cu / 640.5m
Incl. 1.47g/t Au, 3.07% Cu / 51.2m
Lower Grade
Kerr Zone
Deep Kerr
Zone
K-13-23B
K-13-23A
K-13-34
K-13-23
?
Hole trace
histograms
2
1
g/t Au
1
% Cu
2
200m

SEABRIDGE GOLD
KERR ZONE
Long Section
View to West
31 Oct. 2013
Interpreted Projection of Deep Kerr Zone
(All Holes Projected to Section)
S
N
1800m
1400m
1000m
600m
200m
Au Equivalent
Block model (g/t)
(Mar. 2012)
Conceptual
Pit Limits
(Mar. 2012)
Incl. 0.89g/t Au, 1.86% Cu / 148.7m
Incl. 1.47g/t Au, 3.07% Cu / 51.2m
0.42g/t Au, 0.85% Cu / 640.5m
Deep Kerr
Zone
K-13-34
Hole trace
histograms
2 g/t Au
1 % Cu
?
?
200m